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                              March 21, 2023

       E. Scott Crist
       Chief Executive Officer
       Industrial Tech Acquisitions II, Inc.
       5090 Richmond Ave., Suite 319
       Houston, Texas 77056

                                                        Re: Industrial Tech
Acquisitions II, Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed March 10,
2023
                                                            File No. 00141213

       Dear E. Scott Crist:

              We have conducted a targeted review of your filing and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to our comment, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed March 10, 2023

       General

   1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or
has substantial ties with, a non-U.S. person. If so, please revise your filing to include
risk factor disclosure that addresses how this fact could impact your ability to complete
your initial business combination. For instance, discuss the risk to investors that you may
not be able to complete an initial business combination with a target company should
the transaction be subject to review by a U.S. government entity, such as the Committee
on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further,
disclose that the time necessary for government review of the transaction or a
decision to prohibit the transaction could prevent you from completing an initial business
combination and require you to liquidate. Disclose the consequences of liquidation to
investors, such as the losses of the investment opportunity in a target company, any price
appreciation in the combined company, and the warrants, which would expire worthless.

              We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 E. Scott Crist
Industrial Tech Acquisitions II, Inc.
March 21, 2023
Page 2

action by the staff. Please contact Abby Adams at (202) 551-6902 or Celeste Murphy at (202)
551-3257 with any other questions.



                                                          Sincerely,

FirstName LastNameE. Scott Crist                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
Comapany NameIndustrial Tech Acquisitions II, Inc.
                                                          Services
March 21, 2023 Page 2
cc:       Richard Anslow, Esq.
FirstName LastName